Exhibit 99.1

Oriental Rise Holding Limited Signs Non-Binding Letter of Intent to Acquire Daohe and Minji

Potential Strategic Acquisitions to Strengthen Vertical Integration and Expand Distribution Capabilities

NINGDE, China, July 28, 2025 – Oriental Rise Holdings Limited (“Oriental Rise” or the “Company”) (NASDAQ: ORIS), an integrated tea supplier in mainland China, today announced that it has entered into a non-binding letter of intent (“LOI”) to acquire 100 percent of the equity interests of Fujian Daohe Tea Technology Co., Ltd. (“Daohe”) and Ningde Minji Tea Co., Ltd. (“Minji,” and together with Daohe, the “Targets”), both leading tea distributors in China. The LOI marks a significant step in Oriental Rise’s strategy to expand and diversify its portfolio within China’s fast-growing consumer goods and wellness sectors. The Company will now begin comprehensive due diligence on the Targets and work toward negotiating a definitive acquisition agreement. The LOI is non-binding, and either party may terminate discussions at any time.

Fujian Daohe, known for its premium tea products, advanced processing technology, and deep-rooted sourcing capabilities in China’s renowned tea-producing regions, brings unparalleled strength in product innovation and supply chain integration. Ningde Minji, which focuses on tea distribution with nationwide coverage including both online and offline sales channels.

By combining Oriental Rise’s capital strength, brand awareness, and broader strategic vision with the target’s heritage in tea culture, regional production footprint, and established distribution network, the Company is poised to unlock significant synergies across R&D, distribution, and branding. This integration is expected to enable the development of high-margin, value-added tea-based products tailored to dynamic market conditions, while also enhancing supply chain resilience and expanding scalable market access. Ultimately, it positions Oriental Rise to become a leading player in China’s tea industry.

The contemplated acquisition aligns with Oriental Rise’s long-term strategy to broaden its tea distribution footprint in China and strengthen vertical integration. By integrating its existing operations with the target’s mature distribution channels, the Company expects to accelerate revenue growth, capture additional market share, and further improve operational efficiency.

“The signing of this LOI is an exciting step toward strengthening our position as a leading integrated tea supplier in China, the largest tea consumer market in the world. Bringing Daohe and Minji into the Oriental Rise family would significantly expand our distribution capabilities, customer base, and supply-chain efficiency, resulting in added value to our business and shareholders,” said Mr. Dezhi Liu, Chief Executive Officer of Oriental Rise. “We remain committed to delivering premium tea products while pursuing opportunities that create sustainable value for our shareholders. This potential transaction aligns perfectly with our vertical-integration strategy—from cultivation and processing to distribution and retail—and positions us to meet the evolving demands of consumers worldwide. We are optimistic about finalizing our talks with Daohe and Minji and reaching a successful agreement.”

About Oriental Rise Holdings Limited (NASDAQ: ORIS)

Oriental Rise Holding Limited is an integrated supplier of tea products in mainland China. Our major tea products include (i) primarily-processed tea consisting of white tea and black tea, and (ii) refined white tea and black tea. Our business operations are vertically integrated, covering cultivation, processing of tea leaves and the sale of tea products to tea business operators (such as wholesale distributors) and end-user retail customers in mainland China. We operate tea gardens located in Zherong County, Ningde City in Fujian Province of mainland China. For more information, visit the Company’s website at https://ir.mdhtea.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the expected completion, timing and size of the Offering and the intended use of the proceeds from the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Oriental Rise Holdings Limited

Investor Relations Department

Email: ir@mdhtea.cn